Filed by Alamos Gold Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Aurizon Mines Ltd.
Commission File Number: 333-186004
Date: February 11, 2013

FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.

    130 Adelaide Street West, Suite 2200

    Toronto, Ontario M5H 3P5

    Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold to Commence Trading on the New York Stock Exchange

Under “AGI” Ticker Symbol

Toronto, Ontario (February 11, 2013) – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) is pleased to announce that its common shares have been authorized for listing on the New York Stock Exchange (the “NYSE”) under the ticker symbol “AGI”. The common shares will begin trading on February 13, 2013, when senior management from Alamos will visit the NYSE to ring the opening bell. The Company’s common shares will continue to trade on the Toronto Stock Exchange (the “TSX”) in Canada under the ticker symbol “AGI”.

“The listing of Alamos’ shares on the NYSE underscores our strong progress from a start-up company to a highly profitable gold producer that is currently one of the world’s lowest-cost gold miners. In 2012, less than a decade after the Company’s establishment, we generated our billionth dollar of revenue and produced our millionth ounce of gold,” said John A. McCluskey, President and Chief Executive Officer of Alamos. “Over the next few years we plan to more than double our production, while continuing our track record of generating strong returns for our shareholders.”

“We welcome Alamos to the community of New York Stock Exchange listed companies,” said Scott Cutler, Executive Vice President, Head of Global Listings, NYSE Euronext. “We look forward to a long-term partnership with Alamos and its shareholders, and to providing the superior liquidity, services and visibility associated with listing on the NYSE.”

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $350 million in cash and short-term investments, is debt-free, and unhedged to the price of gold. As of February 5, 2013, Alamos had 127,455,786 common shares outstanding (132,326,086 shares fully diluted), which are traded on the TSX under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman

Vice President, Investor Relations

(416) 368-9932 x 401

TRADING SYMBOL: TSX:AGI

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this News Release are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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